UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

March 1, 2021

S&P Global Inc.

(Exact name of registrant as specified in its charter)

New York	1-1023	13-1026995
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

55 Water Street New York, New York	10041
(Address of principal executive offices)	(Zip code)

(212) 438-1000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol(s)	Exchange
Common Stock (par value $1.00 par value)	SPGI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

Litigation Relating to the Merger

As previously disclosed, on November 29, 2021, S&P Global Inc., a New York corporation (“S&P Global”) entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 thereto, the “Merger Agreement”) with IHS Markit Ltd., a Bermuda exempted company limited by shares (“IHS Markit”) and Sapphire Subsidiary, Ltd. a Bermuda exempted company limited by shares and a wholly owned subsidiary of S&P Global (“Merger Sub”). Pursuant to the Merger Agreement, IHS Markit will merge with and into Merger Sub, with IHS Markit continuing as the surviving entity (the “Merger”). On January 22, 2021, each of S&P Global and IHS Markit filed with the Securities and Exchange Commission a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) with respect to the respective special meetings of S&P Global and IHS Markit shareholders scheduled to be held on March 11, 2021 in connection with the Merger.

As of March 1, 2021, twelve lawsuits (collectively, the “Actions”) have been filed relating to the Merger in federal and state courts, including one purported class action lawsuit, against S&P Global, the S&P Global board of directors, IHS Markit, the IHS Markit board of directors and/or Merger Sub. The Actions are, in the order they were filed, Stein v. IHS Markit Ltd. et al., No. 1:21-cv-00229 (S.D.N.Y. Jan. 11, 2021); Shi v. IHS Markit Ltd. et al., No. 1:21-cv-00296 (E.D.N.Y. Jan. 19, 2021); Ye v. IHS Markit Ltd. et al., No. 1:21-cv-00617 (S.D.N.Y. Jan. 23,

2021); Shumacher v. IHS Markit Ltd. et al., No. 1:21-cv-00621 (S.D.N.Y. Jan. 24, 2021), which was subsequently dismissed and refiled as Kogus v. IHS Markit Ltd. et al., No. 1:21-cv-01285 (S.D.N.Y. Feb. 12, 2021); Snitkoff v. Alvera et al., No. 650576/2021 (N.Y. Sup. Ct. Jan. 26, 2021); William B. Federman Living Trust Trust No. 1 v. S&P Global Inc. et al., No 3:21-cv-00791 (N.D. Cal. Feb. 1, 2021); Kent v. S&P Global Inc. et al., No. 3:21-cv-01118 (N.D. Cal. Feb. 15, 2021); Coffman v. S&P Global Inc. et al., 3:21-cv-01343 (N.D. Cal. Feb 24, 2021); Nguyen v. IHS Markit Ltd. et al., 2:21-cv-00848 (E.D. Pa. Feb. 24, 2021); Parshall v. IHS Markit Ltd. et al., 1:21-cv-01662 (S.D.N.Y. Feb. 25, 2021); and Wilson v. IHS Markit Ltd. et al., 1:21-cv-01700 (S.D.N.Y. Feb. 25, 2021).

The Actions filed in federal court generally allege that the Definitive Proxy Statement misrepresents and/or omits certain purportedly material information and assert violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Snitkoff, the sole Action filed in state court, alleges, among other things, that the members of the S&P Global board of directors breached their state law fiduciary duties by approving the Merger Agreement and in disseminating materially incomplete disclosures. The alleged material misstatements and omissions relate to, among other topics, the opinion of Goldman, Sachs & Co. LLC, S&P Global’s financial advisor in connection with the Merger, the opinion of Morgan Stanley & Co. LLC, IHS Markit’s financial advisor in connection with the Merger, and certain background events that occurred in connection with the Merger.

Among other relief, the plaintiffs in the Actions seek injunctive relief, including directing S&P Global and IHS Markit to disclose the allegedly omitted material information, enjoining the Merger unless and until S&P Global and IHS Markit disclose the allegedly omitted material information, rescinding the Merger in the event S&P Global, IHS Markit and Merger Sub consummate the Merger (or, in the alternative, rescinding the Merger or awarding recissory damages) and an award of attorneys’ fees and expenses.

S&P Global and IHS Markit deny the allegations in the Actions and deny any alleged violations of law or any legal or equitable duty. The defendants believe that the Actions are without merit, and that no further disclosure is required under applicable law. Nonetheless, to avoid the risk of the litigation delaying or adversely affecting the Merger, and without admitting in any way that the disclosures below are material or otherwise required by law, the defendants are making supplemental disclosures (the “litigation-related supplemental disclosures”) related to the Merger, as set forth herein. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein, taken individually or in the aggregate. The litigation-related supplemental disclosures should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Page references in the below disclosure are to pages in the Definitive Proxy Statement, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement. To the extent the following information differs from or conflicts with the information contained in the Definitive Proxy Statement, the information set forth below shall be deemed to supersede the respective information in the Definitive Proxy Statement.

Supplemental Disclosures

The disclosure under the subsection captioned “The Merger—Background of the Merger” is hereby amended and supplemented by adding, to the third full paragraph on page 56 of the Definitive Proxy Statement, the following (with new text underlined):

“On September 30, 2020, at a regular meeting of the S&P Global board, the S&P Global management team updated the S&P Global board on the discussions that had taken place regarding a potential transaction with IHS Markit and discussed certain preliminary aspects with regard to a possible transaction. The S&P Global board delegated authority to members of the Finance Committee of the S&P Global board (acting as a special committee) to oversee negotiation, due diligence and related matters with respect to the ongoing discussions, subject to ongoing oversight and final approval by the S&P Global board. The S&P Global board decided to have the Finance Committee act as a special committee, given the Finance Committee’s role in evaluating and making recommendations to the full S&P Global board related to mergers, acquisitions and strategic transactions.”

The disclosure under the subsection captioned “The Merger—Background of the Merger” is hereby amended and supplemented by adding, to the fifth full paragraph on page 56 of the Definitive Proxy Statement, the following (with new text underlined):

“On October 5, 2020, Messrs. Uggla and Peterson had a call in which they discussed a possible combination between IHS Markit and S&P Global and explored potential benefits of such a transaction as well as their respective initial views on valuation. Both Messrs. Uggla and Peterson expressed their belief that, given the complementary nature of the two companies’ businesses, there would be potential for substantial cost and revenue synergies and that ideally such a potential transaction would be structured as a stock-for-stock exchange so that the shareholders on both sides could benefit from the value creation. Mr. Peterson indicated that S&P Global did not view the transaction as a merger of equals, and said that S&P Global’s board of directors and executive management team would continue to lead the combined company in any potential transaction (augmented by IHS Markit management as appropriate). Mr. Peterson stated that S&P Global did not view the merger as a “merger of equals” because of the relative sizes of S&P Global and IHS Markit and the relative contributions of S&P Global and IHS Markit to the combined company’s revenue, net income and earnings per share. Mr. Peterson further noted that, based on the parties’ respective stock prices at that time, if S&P Global’s current shareholders owned 70% of the combined company and IHS Markit’s current shareholders owned 30% of the combined company, that would represent a premium of approximately 20% to IHS Markit’s stock price at that time. Mr. Uggla indicated that his preliminary expectation, based on discussions with the IHS Markit board and the IHS Markit management team, was that IHS Markit shareholders should receive at least 33% of the combined company in a potential combination transaction. Mr. Peterson informed Mr. Uggla that S&P Global had been working with Goldman Sachs as its financial advisor and Mr. Uggla noted that IHS Markit would soon engage a financial advisor. Messrs. Uggla and Peterson noted they would engage in discussion again once they and their respective advisors had undertaken additional analysis for the potential transaction.”

The disclosure under the subsection captioned “The Merger—Background of the Merger” is hereby amended and supplemented by adding, to the second full paragraph on page 58 of the Definitive Proxy Statement, the following (with new text underlined):

“Also on October 29, 2020, the S&P Global board received a status update from management on the potential transaction during its regularly-scheduled quarterly board meeting and decided to transition the delegation of authority to oversee and make determinations regarding the discussions with IHS Markit and any potential transaction from the members of the Finance Committee (acting as a special committee) to the Executive Committee, subject to ongoing oversight and final approval by the S&P Global board. The S&P Global board decided to transition the delegation of authority from the Finance Committee to the Executive Committee because the Executive Committee, which includes the chairpersons of each of the S&P Global board’s committees, was considered the more appropriate committee to oversee the ongoing discussions regarding this significant transaction with IHS Markit.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—Summary of Financial Analyses—Historical Exchange Ratio Analysis” is hereby amended and supplementing by adding a footnote to the table on page 79 of the Definitive Proxy Statement (with new text underlined):

Time Period	Implied Exchange Ratio		Implied S&P Global Shareholders Ownership
Last Trading Date	0.2710	x	68.7%
Post-COVID Low	0.2364		71.6
Post-COVID VWAP	0.2373		71.5
1 year Pre-COVID VWAP	0.2845		67.7
5 Day VWAP	0.2763		68.3
30 Day VWAP	0.2569		69.9
Post-COVID High	0.2475		70.7
52-Week High	0.2475		70.7
Analyst Price Target[1]	0.2282		72.3

“1 Based on the median analyst price target for S&P Global common stock of $390 and the median analyst price target for IHS Markit shares of $89.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—Financial Analyses of S&P Global—Illustrative Discounted Cash Flow Analysis” relating to S&P Global is hereby amended and supplemented by adding, to the first paragraph on page 80 of the Definitive Proxy Statement, the following (with new text underlined and deleted text struck through):

“Using the S&P Global forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on S&P Global. Using discount rates ranging from 6.0% to 6.5%, reflecting estimates of S&P Global’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020: (i) estimates of unlevered free cash flow for S&P Global for the fourth quarter of 2020 and the years 2021 to 2026 as reflected in the S&P Global forecasts and (ii) a range of illustrative terminal values for S&P Global, which were calculated by applying perpetuity growth rates ranging from 2.0% to 2.5%, to a terminal year estimate of the free cash flow to be generated by S&P Global, as reflected in the S&P Global forecasts (which analysis implied exit terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples ranging from 16.5x to 21.2x). Based on Goldman Sachs’ professional judgment and experience, Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model. The Capital Asset Pricing Model~~which~~ requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and expertise and taking into account the S&P Global forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for S&P Global by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for S&P Global, the net debt of S&P Global as of September 30, 2020 of $3,595 million, as provided by the management of S&P Global, and approved for Goldman Sachs’ use by the management of S&P Global, to derive a range of illustrative equity values for S&P Global. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of S&P Global common stock, as provided by the management of S&P Global, to derive a range of illustrative values per share of S&P Global common stock ranging from $342 to $438, rounded to the nearest dollar.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—Financial Analyses of S&P Global—Illustrative Present Value of Total Future Shareholder Value Analysis” relating to S&P Global is hereby amended and supplemented by adding, to the second paragraph on page 80 of the Definitive Proxy Statement, the following (with new text underlined and deleted text struck through):

“Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future shareholder value per share of S&P Global common stock, which is designed to provide an indication of the present value of a theoretical future shareholder value of a company’s equity as a function of such company’s trading multiples. For this analysis, Goldman Sachs used the S&P Global forecasts for each of the fiscal years 2021 to 2026. Goldman Sachs first calculated the implied future share price per share of S&P Global common stock as of December 31 for each of the fiscal years 2021 to 2025, by applying price per share of common stock to next twelve months (“NTM”) earnings per share of common stock multiples (which is referred to for the purposes of this section of the proxy statement as “NTM P/E”) of 25.0x to 30.0x to NTM earnings per share estimates for shares of S&P Global common stock for each of the fiscal years 2021 to 2025 based on the S&P Global forecasts. These illustrative NTM P/E multiple estimates were derived by Goldman Sachs using its professional judgment and experience, taking into account current and historical NTM P/E multiples for S&P Global. Goldman Sachs then discounted the December 31, 2021 to December 31, 2025 implied future share price values, adjusted for the cumulative~~interim~~ dividends per share forecasted to be paid to S&P Global shareholders in each of the years 2021 to 2025 and share repurchases forecasted to be undertaken by S&P Global in each of the years 2021 to 2025, in each case, as set forth in the S&P Global forecasts, back to September 30, 2020 using an illustrative discount rate of 7.0%, reflecting an estimate of S&P Global’s cost of equity. Based on Goldman Sachs’ professional judgment and experience, Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model. The Capital Asset Pricing Model~~which~~

requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $368 to $431 per share of S&P Global common stock, rounded to nearest dollar.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—Financial Analyses of IHS Markit—Illustrative Discounted Cash Flow Analysis” relating to IHS Markit is hereby amended and supplemented by adding, to the paragraph beginning at the bottom of page 80 and carrying over to the top of page 81 of the Definitive Proxy Statement, the following (with new text underlined and deleted text struck through):

“Using the S&P Global forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on IHS Markit. Using discount rates ranging from 6.0% to 6.5%, reflecting estimates of IHS Markit’s weighted average cost of capital, Goldman Sachs discounted to present value as of August 31, 2020: (i) estimates of unlevered free cash flow for IHS Markit for the fourth quarter of 2020 and the years 2021 to 2026 as reflected in the S&P Global forecasts and (ii) a range of illustrative terminal values for IHS Markit, which were calculated by applying perpetuity growth rates ranging from 2.5% to 3.0%, to a terminal year estimate of the free cash flow to be generated by IHS Markit, as reflected in the S&P Global forecasts (which analysis implied exit terminal year EBITDA multiples ranging from 18.1x to 24.1x). Based on Goldman Sachs’ professional judgment and experience, Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model The Capital Asset Pricing Model~~which~~ requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and expertise and taking into account the S&P Global forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for IHS Markit by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for IHS Markit, the net debt of IHS Markit as of August 31, 2020 of $4,831 million, as provided by the management of S&P Global, and approved for Goldman Sachs’ use by the management of S&P Global, to derive a range of illustrative equity values for IHS Markit. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding IHS Markit shares, as provided by the management of S&P Global, to derive a range of illustrative values per IHS Markit share ranging from $90 to $124, rounded to the nearest dollar.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—Financial Analyses of IHS Markit—Illustrative Present Value of Total Future Shareholder Value Analysis” relating to IHS Markit is hereby amended and supplemented by adding, to the first full paragraph on page 81 of the Definitive Proxy Statement, the following (with new text underlined and deleted text struck through):

“Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future shareholder value per IHS Markit share, which is designed to provide an indication of the present value of a theoretical future shareholder value of a company’s equity as a function of such company’s trading multiples. For this analysis, Goldman Sachs used the S&P Global forecasts for each of the fiscal years 2021 to 2026. Goldman Sachs first calculated the implied future share price per IHS Markit share as of December 31 for each of the fiscal years 2021 to 2025, by applying NTM P/E of 29.0x to 35.0x to NTM earnings per share estimates for IHS Markit shares for each of the fiscal years 2021 to 2025 based on the S&P Global forecasts. These illustrative NTM P/E multiple estimates were derived by Goldman Sachs using its professional judgment and experience, taking into account current and historical NTM P/E multiples for IHS Markit. Goldman Sachs then discounted the December 31, 2021 to December 31, 2025 implied future share price values, adjusted for the cumulative~~interim~~ dividends per share forecasted to be paid to S&P Global shareholders in each of the years 2021 to 2025 and share repurchases forecasted to be undertaken by S&P Global in each of the years 2021 to 2025, back to August 31, 2020 using an illustrative discount rate of 7.0%, reflecting an estimate of IHS Markit’s cost of equity. Based on Goldman Sachs’ professional judgment and experience, Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model. The Capital Asset Pricing Model~~which~~ requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $101 to $120 per IHS Markit share, rounded to nearest dollar.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—Financial Analyses of the Combined Company—Illustrative Pro Forma Discounted Cash Flow Analysis” relating to the combined company is hereby amended and supplemented by adding, to the last full paragraph on page 82 of the Definitive Proxy Statement, the following (with new text underlined and deleted text struck through):

“Using the S&P Global forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the combined company. Using discount rates ranging from 6.0% to 6.5%, reflecting estimates of the combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020: (i) estimates of unlevered free cash flow for the combined company for the fourth quarter of 2020 and the years 2021 to 2026 as reflected in the S&P Global forecasts and (ii) a range of illustrative terminal values for the combined company, which were calculated by applying perpetuity growth rates ranging from 2.25% to 2.75%, to a terminal year estimate of the free cash flow to be generated by the combined company, as reflected in the S&P Global forecasts and taking into account the synergies (which analysis implied exit terminal year EBITDA multiples ranging from 17.3x to 22.7x). Based on Goldman Sachs’ professional judgment and experience, Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model. The Capital Asset Pricing Model~~which~~ requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and expertise and taking into account the S&P Global forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the combined company, the net debt of combined company as of September 30, 2020 of $8,426 million, as provided by the management of S&P Global, and approved for Goldman Sachs’ use by the management of S&P Global, to derive a range of illustrative equity values for the combined company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the combined company, as provided by the management of S&P Global, to derive a range of illustrative values per share of the combined company ranging from $367 to $482, rounded to the nearest dollar. As described above under ‘—Financial Analyses of S&P Global – Illustrative Discounted Cash Flow Analysis,’ Goldman Sachs calculated a range of illustrative values per share of S&P Global common stock on a standalone basis of $342 to $438, rounded to the nearest dollar. Goldman Sachs then calculated the implied valuation uplift per share of S&P Common Stock upon consummation of the merger of 8.6%.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—Financial Analyses of the Combined Company—Illustrative Present Value of Total Future Shareholder Value Analysis” relating to the combined company is hereby amended and supplemented by adding, to the paragraph beginning at the bottom of page 82 and carrying over to the top of page 83 of the Definitive Proxy Statement, the following (with new text underlined and deleted text struck through):

“Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future shareholder value per share of common stock for the combined company, which is designed to provide an indication of the present value of a theoretical future shareholder value of a company’s equity as a function of such company’s trading multiples. For this analysis, Goldman Sachs used the S&P Global forecasts for each of the fiscal years 2021 to 2026. Goldman Sachs first calculated the implied future share price per share of common stock for the combined company as of December 31 for each of the fiscal years 2021 to 2025, by applying NTM P/E, of 26.0x to 32.0x to NTM earnings per share estimates for shares of common stock for the combined company for each of the fiscal years 2021 to 2025 based on the S&P Global forecasts and taking into account the synergies. These illustrative NTM P/E multiple estimates were derived by Goldman Sachs using its professional judgment and experience, taking into account current and historical NTM P/E multiples for S&P Global. Goldman Sachs then discounted the December 31, 2021 to December 31, 2025 implied future share price values, adjusted for interim dividends and share repurchases, back to September 30, 2020 using an illustrative discount rate of 7.0%, reflecting an estimate of the combined company’s cost of equity. Based on Goldman Sachs’ professional judgment and experience, Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model. The Capital Asset Pricing Model~~which~~ requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $388 to $469 per share of common stock for the combined company, rounded to nearest dollar. As described above under “ —Financial Analyses of S&P Global – Illustrative Pro Forma Present Value of Total Future Shareholder Value Analysis,” Goldman Sachs calculated a range of illustrative values per share of S&P Global common stock on a standalone basis of $368 to $431, rounded to the nearest dollar. Goldman Sachs then calculated the implied valuation uplift per share of S&P Common Stock upon consummation of the merger of 7.2%.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor” is hereby amended and supplemented by adding to page 84 of the Definitive Proxy Statement, immediately before the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—General,” the following:

“Analyst Price Targets

For reference purposes only, Goldman Sachs reviewed publicly available equity research analysts’ share price targets for IHS Markit shares and S&P Global common stock. The following table presents the results of this review.

S&P Global common stock	Price Target	Analyst
Low	$330	Wells Fargo
High	$424	UBS
Median	$390
IHS Markit shares
Low	$79	JP Morgan
High	$99	Goldman Sachs
Median	$89

The analysts’ price targets were not relied upon by Goldman Sachs for purposes of rendering its fairness opinion.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—General” is hereby amended and supplemented by adding, to the paragraph beginning at the bottom of page 84 and carrying over to the top of page 85 of the Definitive Proxy Statement, the following (with new text underlined):

“Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of S&P Global, IHS Markit, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the merger. Goldman Sachs acted as financial advisor to S&P in connection with, and participated in certain of the negotiations leading to, the merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to S&P Global and/or its affiliates from time to time, for which its Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner with respect to the public offering by S&P Global of its 3.250% Senior Notes due 2049 and 2.500% Senior Notes due 2029 (aggregate principal amount $1.1 billion) in November 2019 and as bookrunner with respect to the public offering by S&P Global of its 2.300% Senior Notes due 2060 and 1.250% Senior Notes due 2030 (aggregate principal amount $1.3 billion) in August 2020. During the two-year period ended November 29, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to S&P Global and/or its affiliates of approximately $3.3 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to IHS Markit and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to the public offering by IHS Markit of its 4.250% Senior Notes due 2029 and 3.625% Senior Notes due 2024 (aggregate principal amount $1 billion) in April 2019 and as financial advisor to IHS Markit with respect to the sale of Jane’s Information Group, a former subsidiary of IHS Markit, in December 2019. During the two-year period ended November 29, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to IHS Markit and/or its affiliates of approximately $3.1 million. Goldman Sachs’ Merchant Banking Division holds an equity investment of less than $5 million in IHS Markit KY3P, a subsidiary of IHS Markit, and also holds one of its 19 board seats. Goldman Sachs’ Merchant Banking Division holds an equity Investment of less than $250,000 in S&P Global. Except as disclosed immediately above, neither of Goldman Sachs’ Investment Banking Division, Merchant Banking Division and funds which are managed by either of such Divisions has a direct investment in S&P Global, IHS Markit, or any of their respective majority-owned subsidiaries (as reflected in Goldman Sachs’ books and records). Goldman Sachs maintains information barriers between its Investment Banking Division and Merchant Banking Division (the “private side”) and its Sales and Trading and Investment Management Division (the “public side”), and within certain of these businesses. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to S&P Global, IHS Markit and their respective affiliates for which its Investment Banking Division may receive compensation.”

The disclosure under the subsection captioned “The Merger—Opinion of S&P Global’s Financial Advisor—General” is hereby amended and supplemented by adding, to first full paragraph on page 85 of the Definitive Proxy Statement, the following (with new text underlined):

“The S&P Global board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated November 27, 2020, S&P Global engaged Goldman Sachs to act as its financial advisor in connection with the merger. The engagement letter between S&P Global and Goldman Sachs provides for a transaction fee of $45 million plus an additional fee of up to $7.5 million which may be payable at the sole discretion of S&P Global, all of which is contingent upon consummation of the merger. At this time, no decision has been made as to payment of the discretionary fee. In addition, S&P Global has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.”

The disclosure under the subsection captioned “The Merger—Opinion of IHS Markit’s Financial Advisor—Other Information—Analyst Price Targets,” beginning on page 94 of the Definitive Proxy Statement, is hereby amended and supplemented by replacing the first paragraph under that header with the following:

“Morgan Stanley reviewed publicly available equity research analysts’ share price targets for IHS Markit common stock and S&P Global common stock, as summarized below, which indicated standalone price targets for IHS Markit shares of $79.00 to $99.00 per share, with a median of $89.00 per share, and standalone price targets for shares of S&P Global common stock of $330.00 to $424.00 per share, with a median of $390.00 per share.

IHS Markit Equity Research Analysts Price Targets

Analyst	Date of Report	Target Price
Broker A	11/25/2020	$79.00
Broker B	11/13/2020	$85.00
Broker C	11/13/2020	$86.00
Broker D	10/29/2020	$90.00
Broker E	10/28/2020	$82.00
Broker F	10/15/2020	$94.00
Broker G	09/30/2020	$89.00
Broker H	09/30/2020	$90.00
Broker I	09/30/2020	$79.00
Broker J	09/30/2020	$85.00
Broker K (1)	09/30/2020	n/a
Broker L	09/29/2020	$84.00
Broker M	09/29/2020	$99.00
Broker N	09/29/2020	$95.00
Broker O	09/29/2020	$90.00
Broker P	09/29/2020	$89.00
Broker Q	09/29/2020	$90.00
Broker R	01/17/2020	$90.00

(1)	No price target was disclosed.

SPGI Equity Research Analysts Price Targets

Analyst	Date of Report	Target Price
Broker S	11/26/2020	$375.00
Broker J	11/25/2020	$402.00
Broker C	11/20/2020	$390.00
Broker A	11/09/2020	$411.00
Broker I	10/29/2020	$390.00
Broker E	10/28/2020	$375.00
Broker Q	10/28/2020	$330.00
Broker M	10/27/2020	$411.00
Broker N	10/27/2020	$405.00
Broker K (1)	10/27/2020	n/a
Broker T (1)	10/27/2020	n/a
Broker P	10/27/2020	$353.00
Broker U	10/27/2020	$399.00
Broker B	10/27/2020	$365.00
Broker G	10/27/2020	$424.00
Broker R	08/04/2020	$380.00

(1)	No price target was disclosed.”

The disclosure under the subsection captioned “The Merger—Opinion of IHS Markit’s Financial Advisor—General” is hereby amended and supplemented by adding, to the paragraph beginning at the bottom of page 96 and carrying over to the top of page 97 of the Definitive Proxy Statement, the following (with new text underlined):

“Under the terms of its engagement letter, Morgan Stanley provided the IHS Markit board with financial advisory services and a financial opinion, described in this section and attached to this joint proxy as Annex D, in connection with the merger, and IHS Markit has agreed to pay

Morgan Stanley a fee of $50 million, $5 million of which was payable upon the earlier of the execution of the merger agreement and the delivery of Morgan Stanley’s financial opinion to the IHS Markit board with respect to the exchange ratio, and the remaining portion of which will be paid upon, and subject to, the consummation of the merger. IHS Markit may, in its sole discretion, also pay Morgan Stanley an additional discretionary fee of up to $10 million (or such other amount as IHS Markit deems appropriate in its sole discretion) contingent upon, and subject to, the consummation of the merger. IHS Markit also agreed to reimburse Morgan Stanley for its reasonable and documented out-of-pocket expenses incurred from time to time in connection with its engagement. In addition, IHS Markit agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain losses, claims, damages, liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided (i) financing services to IHS Markit for which Morgan Stanley and its affiliates received aggregate fees of approximately $1 to 2 million, which includes fees in connection with one bond transaction, and (ii) financing services to S&P Global for which Morgan Stanley and its affiliates received aggregate fees of approximately $2 to 4 million, which includes fees in connection with three bond transactions and one liability management transaction. As of the date of its opinion, Morgan Stanley or an affiliate thereof is a lender to IHS Markit and S&P Global. Morgan Stanley may also seek to provide financial advisory and financing services to S&P Global and IHS Markit in the future and would expect to receive fees for the rendering of these services.”

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results and cost and revenue synergies, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber -attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit have filed and will file relevant materials with the SEC. On January 8, 2021, S&P Global filed with the SEC a registration statement on Form S-4, as amended (No. 333-251999) to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement, which was declared effective by the SEC on January 22, 2021, includes a definitive joint proxy statement/prospectus of S&P Global and IHS Markit. The definitive joint proxy statement/prospectus was mailed to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2020, its proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2020, its proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

S&P Global Inc.

Date: March 1, 2021	/s/ Alma Rosa Montanez
	By:	Alma Rosa Montanez
Assistant Corporate Secretary & Chief Corporate Counsel